January 14, 2020

Kieran Brown, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Markets

Filing No: 812-15074

Dear Mr. Brown:

We are writing in response to comments provided telephonically on January 10, 2020 with respect to application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, filed on October 16, 2019, on behalf of Conversus StepStone Private Markets (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.    To provide increased flexibility for future funds that may be structured as interval funds, the Staff recommends revising the application to also request an exemption from Rule 23c-3 under the 1940 Act.

Response 1.     The disclosure has been revised accordingly.

Comment 2.    In the last paragraph beginning on page 1, please note that shares of the Fund will be offered to accredited investors only.

Response 2.    The disclosure has been revised accordingly.

Comment 3.    Please revise the application to include a defined term for “CDSL.”

Response 3.    The disclosure has been revised accordingly.

Comment 4.    Please revise the second paragraph of the section entitled “Statement of Facts—The Applicants” to remove the phrase “is an investment platform designed to expand access to the private markets for high net worth and mass affluent investors.”

Response 4.    The disclosure has been revised accordingly.

Comment 5.    In the second sentence of the second paragraph of the section entitled “Statement of Facts—Current Structure and Characteristics,” please remove the words “such as NASDAQ.”

Response 5.    The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

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